SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

QAD Inc.
(Name of the Issuer)

QAD Inc.
Project Quick Parent, LLC
Project Quick Merger Sub, Inc.
Thoma Bravo Fund XIV, L.P.
Pamela M. Lopker
Lopker Living Trust dated November 18, 2013
Estate of Karl F. Lopker
(Names of Persons Filing Statement)
Class A Common Stock, Par Value $0.001 per share
Class B Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
Class A 74727D306
Class B 74727D207
(CUSIP Number of Class of Securities)

Daniel Lender Chief Financial Officer QAD Inc. 100 Innovation Place Santa Barbara, CA 93108 (805) 566-6709	S. Scott Crabill Peter Stefanksi c/o Thoma Bravo, L.P. 600 Montgomery Street, 20 Floor San Fransisco, CA 91444 (415) 263-3660	Pamela M. Lopker 100 Innovation Place Santa Barbara, CA 93108 (805) 566-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
Jeffrey D. Marell Krishna Veeraraghavan Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Theodore A. Peto, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000
Craig Miller Veronica Lah Manatt, Phelps & Phillips, LLP One Embarcadero Center 30th Floor San Francisco, CA 94111 (415) 291-7400	David M. Hernand Sean A. Monroe Paul Hastings LLP 1999 Avenue of the Stars, 27th Floor Los Angeles, CA 90067 (310) 620-5700
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,959,900,687.50	$213,825.17

*
Calculated solely for purposes of determining the filing fee. The transaction value was calculated as the sum of (A) 17,662,554 shares of Class A Common Stock multiplied by the Merger Consideration of $87.50 per share; (B) 3,344,775 shares of Class B Common Stock multiplied by the Merger Consideration of $87.50 per share; (C) 950,000 Shares subject to Company SARs which would convert into 622,584 issued Shares (such amount determined using a weighted average exercise price per share of $30.16 and the Merger Consideration of $87.50 per Share) multiplied by the Merger Consideration of $87.50 per share; (D) 537,199 shares of Class A Common Stock issuable upon settlement of Company RSUs multiplied by the Merger Consideration of $87.50 per share; and (E) 231,753 shares of Class A Common Stock issuable upon settlement of Company PSUs multiplied by the Merger Consideration of $87.50 per share (assuming the maximum achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery); which results in a proposed maximum aggregate value of $1,959,900,687.50 and a total filing fee due of $213,825.17.

**
In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid: $213,825.17

(2)
Form, Schedule or Registration Statement No.: Schedule 14A

(3)
Filing Party: QAD Inc.

(4)
Date Filed: August 2, 2021

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) QAD Inc. (“QAD” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.001 per share (the “Class A Common Stock”) and the Class B common stock, par value $0.001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Project Quick Merger Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) Project Quick Parent, LLC, a Delaware limited liability company and the parent of Merger Sub (“Parent”), (iv) Thoma Bravo Fund XIV, L.P., a Delaware limited partnership and an affiliate of Parent and Merger sub (“TB Fund XIV” and, collectively with Parent and Merger Sub, the “TB Parties”), (v) Pamela M. Lopker, the Company’s founder and President, and (vi) certain entities affiliated with Ms. Lopker, namely, the Lopker Living Trust dated November 18, 2013, and the Estate of Karl F. Lopker (together with Ms. Lopker, the “Lopker Entities”). The TB Parties are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.
On June 27, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and cast a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. The adoption of the Merger Agreement will require the affirmative vote of the holders of (i) a majority of the voting power of all outstanding Shares entitled to vote, voting as a single class and (ii) a majority of the voting power of all outstanding Shares, voting as a single class, that are not owned, beneficially or of record, by the Lopker Entities, their respective affiliates, or any executive officer or director of the Company, in each case outstanding as of the close of business on the record date for the Special Meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement and incorporated herein by reference.
Under the terms of the Merger Agreement, if the Merger is completed, each Share, other than as provided below, will be converted into the right to receive $87.50 in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. The following Shares will not be converted into the right to receive the per Share Merger Consideration in connection with the Merger: (i) Shares issued and held by the Company or any of its direct or indirect wholly-owned subsidiaries immediately prior to the effective time (ii) Shares owned by Parent, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the effective time, (iii) Shares held by the Lopker Entities that are subject to the Contribution and Exchange Agreement, attached as Annex C to the preliminary Proxy Statement and incorporated herein by reference, and (iv) Shares that are issued and outstanding immediately prior to the effective time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders have properly exercised and validly perfected appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the General Corporation Law of the State of Delaware, a copy of which is attached as Annex E to the preliminary Proxy Statement and incorporated herein by reference.
The merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.
As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.
The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
Item 2.   Subject Company Information
(a)   Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“PARTIES TO THE MERGER”
(b)   Securities.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE SPECIAL MEETING-Voting”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Market Price of Shares and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Security Ownership of Certain Beneficial Owners and Management”
(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Market Price of Shares and Dividends”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Market Price of Shares and Dividends”
(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Prior Public Offerings”
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Certain Transactions in the Shares”
Item 3.   Identity and Background of Filing Person
(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   QAD Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”
Item 4.   Terms of the Transaction
(a)(1)   Tender Offers.   Not Applicable.
(a)(2)   Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Accounting Treatment”
“THE SPECIAL MEETING-Vote Required”
“THE MERGER AGREEMENT”
Annex A-Agreement and Plan of Merger
(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Shares and Equity Awards held by Directors and Executive Officers”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Potential Change-in-Control Payments to Named Executive Officers”
“SPECIAL FACTORS-Financing of the Merger”

“SPECIAL FACTORS-Support Agreement”
“THE MERGER AGREEMENT-Treatment of Equity Compensation Awards”
“THE MERGER AGREEMENT-Employee Matters”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
Annex A-Agreement and Plan of Merger
Annex B-Support Agreement
(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Appraisal Rights”
“THE MERGER AGREEMENT-Dissenters’ Rights”
“THE SPECIAL MEETING-Appraisal Rights”
“THE MERGER (THE MERGER PROPOSAL-PROPOSAL 1)-Appraisal Rights”
Annex A-Agreement and Plan of Merger
Annex E-Section 262 of the DGCL
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Provisions for Unaffiliated Stockholders”
(f)   Eligibility for Listing or Trading.   Not Applicable.
Item 5.   Past Contracts, Transactions, Negotiations and Agreements
(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Certain Transactions in the Shares”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A-Agreement and Plan of Merger
(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Shares and Equity Awards held by Directors and Executive Officers”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Potential Change-in-Control Payments to Named Executive Officers”
“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Limited Guaranty”
“SPECIAL FACTORS-Support Agreement”
“SPECIAL FACTORS-Contribution and Exchange Agreement”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
Annex A-Agreement and Plan of Merger
Annex B-Support Agreement
Annex C-Contribution and Exchange Agreement
(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Potential Change-in-Control Payments to Named Executive Officers”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Shares and Equity Awards held by Directors and Executive Officers”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Potential Change-in-Control Payments to Named Executive Officers”

“SPECIAL FACTORS-Intent of the Directors and Executive Officers of the Company to Vote in Favor of the Merger”
“SPECIAL FACTORS-Intent of the Lopker Entities to Vote in Favor of the Merger”
“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Limited Guaranty”
“SPECIAL FACTORS-Support Agreement”
“SPECIAL FACTORS-Contribution and Exchange Agreement”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Certain Transactions in the Shares”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A-Agreement and Plan of Merger
Annex B-Support Agreement
Annex C-Contribution and Exchange Agreement
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Payment of Merger Consideration”
“THE MERGER AGREEMENT”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A-Agreement and Plan of Merger
(c)(1) – (8)   Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”

“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger-Potential Change-in-Control Payments to Named Executive Officers”
“SPECIAL FACTORS-Intent of the Directors and Executive Officers of the Company to Vote in Favor of the Merger”
“SPECIAL FACTORS-Intent of the Lopker Entities to Vote in Favor of the Merger”
“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Limited Guaranty”
“SPECIAL FACTORS-Support Agreement”
“SPECIAL FACTORS-Contribution and Exchange Agreement”
“THE MERGER AGREEMENT”
“THE SPECIAL MEETING”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A-Agreement and Plan of Merger
Annex B-Support Agreement
Annex C-Contribution and Exchange Agreement
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects on the Company if the Merger is Not Completed”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
Annex D-Opinion of Morgan Stanley & Co. LLC
(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Plans for the Company After the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“SPECIAL FACTORS-Certain Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS-Fees and Expenses”
“SPECIAL FACTORS-Accounting Treatment”
“SPECIAL FACTORS-Payment of the Merger Consideration”
“THE MERGER AGREEMENT-The Merger”
“THE MERGER AGREEMENT-The Merger Consideration”
“THE MERGER AGREEMENT-Impact of Stock Splits, Etc.”
“THE MERGER AGREEMENT-Treatment of Equity Compensation Awards”
“THE MERGER AGREEMENT-Exchange Procedures and Payment Procedures”
“THE MERGER AGREEMENT-Withholding”
“THE MERGER AGREEMENT-Dissenters’ Rights”
“THE MERGER AGREEMENT-Organizational Documents, Directors and Officers of the Surviving Corporation”
“THE MERGER AGREEMENT-Delisting”
“THE MERGER AGREEMENT-Employee Matters”
“THE MERGER AGREEMENT-Repatriation”
“THE MERGER AGREEMENT-Indemnification; Directors’ and Officers’ Insurance”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A-Agreement and Plan of Merger
Item 8.   Fairness of the Transaction
(a), (b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”

“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT-Indemnification; Directors’ and Officers’ Insurance”
Annex D-Opinion of Morgan Stanley & Co. LLC
The Valuation Materials Underlying Fairness Opinion dated June 25, 2021 and June 27, 2021, each prepared by Morgan Stanley & Co., LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(ii) and (c)(iii), and are incorporated by reference herein.
(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE MERGER AGREEMENT-Company Stockholder Approval”
“THE MERGER AGREEMENT-Conditions to the Completion of the Merger”
“THE SPECIAL MEETING-Record Date and Quorum”
“THE SPECIAL MEETING-Vote Required”
“THE SPECIAL MEETING-Voting”
“THE SPECIAL MEETING-How to Vote”
“THE SPECIAL MEETING-Proxies and Revocation”
Annex A-Agreement and Plan of Merger
(d)   Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Provisions for Unaffiliated Stockholders”
(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Intent of the Directors and Executive Officers of the Company to Vote in Favor of the Merger”
(f)   Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“THE MERGER AGREEMENT-No Solicitation by the Company”
Annex A-Agreement and Plan of Merger
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Opinion of Morgan Stanley & Co. LLC”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex D-Opinion of Morgan Stanley & Co. LLC
The Valuation Materials Underlying Fairness Opinion dated June 25, 2021 and June 27, 2021, each prepared by Morgan Stanley & Co., LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(ii) and (c)(iii), and are incorporated by reference herein.

Item 10.   Source and Amount of Funds or Other Consideration
(a), (b) Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS-Financing of the Merger”
“SPECIAL FACTORS-Limited Guaranty”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“THE MERGER AGREEMENT-Closing of the Merger”
“THE MERGER AGREEMENT-Effective Time of the Merger”
“THE MERGER AGREEMENT-Covenants Related to the Company’s Conduct of Business”
“THE MERGER AGREEMENT-Parent Financing and Company Cooperation”
“THE MERGER AGREEMENT-Conditions to the Completion of the Merger”
Annex A-Agreement and Plan of Merger
(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS-Fees and Expenses”
“THE MERGER AGREEMENT-Termination”
“THE MERGER AGREEMENT-Termination Fees”
“THE MERGER AGREEMENT-Expenses”
“THE SPECIAL MEETING-Solicitation of Proxies; Payment of Solicitation Expenses”
Annex A-Agreement and Plan of Merger
(d)   Borrowed Funds.
“SPECIAL FACTORS-Financing of the Merger”
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Support Agreement”
“THE SPECIAL MEETING-Record Date and Quorum”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Security Ownership of Certain Beneficial Owners and Management”
Annex B-Support Agreement
(b)   Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Support Agreement”
“SPECIAL FACTORS-Contribution and Exchange Agreement”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Certain Transactions in the Shares”
Annex A-Agreement and Plan of Merger
Annex B-Support Agreement
Annex C-Contribution and Exchange Agreement
Item 12.   The Solicitation or Recommendation
(d)   Intent to Tender or Vote in a Going — Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
SPECIAL FACTORS-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Intent of the Directors and Executive Officers of the Company to Vote in Favor of the Merger”
“SPECIAL FACTORS-Intent of the Lopker Entities to Vote in Favor of the Merger”
“SPECIAL FACTORS-Support Agreement”
“SPECIAL FACTORS-Contribution and Exchange Agreement”
“THE SPECIAL MEETING-Record Date and Quorum”
“THE SPECIAL MEETING-Voting Intentions of the Company’s Directors and Executive Officers”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Security Ownership of Certain Beneficial Owners and Management”
Annex B-Support Agreement
Annex C-Contribution and Exchange Agreement
(e)   Recommendation of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Parent Entities for the Merger”
“SPECIAL FACTORS-Position of the Parent Entities as to the Fairness of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Lopker Entities for the Merger”
“SPECIAL FACTORS-Position of the Lopker Entities as to the Fairness of the Merger”
Item 13.   Financial Statements
(a)   Financial Information.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Selected Historical Consolidated Financial Data”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY-Book Value per Share”
“WHERE YOU CAN FIND MORE INFORMATION”
(b)   Pro Forma Information.   Not Applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS-Fees and Expenses”
“THE SPECIAL MEETING-Solicitation of Proxies; Payment of Solicitation Expenses”
(b)   Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE SPECIAL MEETING”
“SPECIAL FACTORS-Background of the Merger”
“SPECIAL FACTORS-Purpose and Reasons of the Company for the Merger; Recommendation of the QAD Board and the Special Committee; Fairness of the Merger”
“THE SPECIAL MEETING-Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.   Additional Information
(b)   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR-Interests of Executive Officers and Directors of the Company in the Merger”
“SPECIAL FACTORS-Certain Effects of the Merger”
“THE MERGER AGREEMENT”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL-PROPOSAL 2)”
Annex A-Agreement and Plan of Merger
(c)   Other Material Information.   The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.   Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Preliminary Proxy Statement of QAD Inc. (included in the Schedule 14A filed on August 2, 2021, and incorporated herein by reference) (the “Preliminary Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated June 28, 2021 (incorporated by reference to Exhibit 99.1 to QAD Inc.’s Form 8-K (filed June 28, 2021) (File No. 001-35013)).
(b)(i)	Commitment Letter, dated June 29, 2021, by and among Project Quick Merger Parent LLC, Project Quick Merger Sub, Inc., Golub Capital Markets LLC, Owl Rock Capital Advisors LLC, Thoma Bravo Credit Fund I, L.P. and Thoma Bravo Credit Fund II, L.P.
(c)(i)	Opinion of Morgan Stanley & Co. LLC, dated June 27, 2021 (included as Annex D to the Preliminary Proxy Statement, and incorporated herein by reference).
(c)(ii)*	Valuation Materials Underlying Fairness Opinion, dated June 25, 2021, of Morgan Stanley & Co. LLC prepared for the Special Committee (as defined in the Proxy Statement) of QAD Inc.’s Board of Directors.
(c)(iii)	Valuation Materials Underlying Fairness Opinion, dated June 27, 2021, of Morgan Stanley & Co. LLC prepared for the Special Committee (as defined in the Proxy Statement) of QAD Inc.’s Board of Directors.
(d)(i)	Agreement and Plan of Merger, dated June 27, 2021 by and among QAD Inc., Project Quick Parent, LLC and Project Quick Merger Sub, Inc. (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).
(d)(ii)	Support Agreement, dated as of June 27, 2021, by and among QAD Inc., Project Quick Parent, LLC, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).
(d)(iii)	Contribution and Exchange Agreement, datedJune 27, 2021 by and between Project Quick Ultimate Parent, LP and Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).
(d)(iv)	Limited Guaranty, dated as of June 27, 2021, entered into by Thoma Bravo Fund XIV, L.P., in favor of QAD Inc.
(d)(v)	Equity Commitment Letter, dated as of June 27, 2021, by and between Thoma Bravo Fund XIV, L.P. and Project Quick Parent, LLC.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex E to the Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.

*
Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
QAD INC.
By:        /s/ Daniel Lender

Name:    Daniel Lender
Title:     Chief Financial Officer
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROJECT QUICK PARENT, LLC
By:        /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     President and Assistant Treasurer
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROJECT QUICK MERGER SUB, INC.
By:       /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     President and Assistant Treasurer
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THOMA BRAVO FUND XIV, L.P.
By:       Thoma Bravo Partners XIV, L.P.
Its:       General Partner
By:       Thoma Bravo UGP XIV, LLC
Its:       General Partner
By:       Thoma Bravo UGP, LLC
Its:       Managing Member
By:       /s/ S. Scott Crabill

Name:    S. Scott Crabill
Title:     Managing Partner
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PAMELA M. LOPKER
By:        /s/ Pamela M. Lopker

Name:     Pamela M. Lopker
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LOPKER LIVING TRUST DATED
NOVEMBER 18, 2013
By:        /s/ Pamela M. Lopker

Name:    Pamela M. Lopker
Title:     Trustee
Date: August 2, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ESTATE OF KARL F. LOPKER
By:        /s/ Pamela M. Lopker

Name:   Pamela M. Lopker
Title:     Personal Representative
Date: August 2, 2021